Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Centene Corporation (CNC)

Name of person relying on exemption: John Chevedden, Centene Shareholder since 2019

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Please Support Item #5 to Disclose Plan to Reduce Total Contribution to Climate Change

To Centene Shareholders:

I ask shareholders to vote FOR Item 5 at the Centene shareholder meeting on May 13, 2025. The proposal asks Centene (“the Company”) to disclose a report on its plans for reducing its contribution to climate change:

RESOLVED: Shareholders request that Centene issue a report (at reasonable cost, omitting proprietary information) describing if, and how, it plans to reduce its total contribution to climate change and align its operations and investments with the Paris Agreement’s ambition of limiting global temperature rise.

SUPPORTING STATEMENT: In the report shareholders seek information, at board and management discretion, on the relative benefits and drawbacks of integrating the following actions:

•	Adopting science-based GHG emission reduction targets for the Company's full range of operational and value chain emissions, taking into consideration criteria used by advisory groups like the Science Based Targets initiative;

•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Transition Plan Taskforce, Task Force for Climate-Related Financial Disclosures, CDP, Climate Action 100+, and Ceres; and
•	Adopting supporting targets for renewable energy, energy efficiency, supply chain engagement, or other measures deemed appropriate by management.

1.	Centene acknowledges that climate change poses risks to its business.

In order to limit warming to 1.5 °C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050. Rising temperatures associated with climate change not only increase the frequency of extreme weather events, which may pose physical risks to Centene’s operations, but also exacerbate health hazards by worsening air quality,1 augmenting heat-related illnesses,2 and spreading vector-borne diseases.3 Centene has analyzed various climate drivers and identified a myriad of negative health outcomes that may arise from them, which could impact the Company’s margins as global temperatures continue to increase.4 Indeed, Centene notes in its most recent 10-K that the effects of climate change “could reduce our ability to accurately predict and effectively control the costs of providing health benefits.”5 The Company’s opposition statement identifies the “increasing regulatory and political uncertainty regarding disclosure and management of climate-related risks” as a reason to vote against this proposal. However, these changing dynamics do not affect the imperative to mitigate the material financial risks that climate change poses to Centene’s business, investor portfolios, and the global economy.

2.	Centene does not have a long-term climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C, and this proposal provides the Company with flexibility in its approach.

While Centene’s emissions reduction efforts to date are commendable, the Company has not set targets for continuing progress in the near term or reaching net zero in the long term. Setting forward-looking goals is especially relevant as a large portion of the Company’s scope 1 and 2 reductions appear to have resulted from its reduced real estate footprint. While this created reductions in the Company’s emissions accounting, it is unclear whether Centene’s emissions have declined per square foot across its remaining real estate footprint or whether this action translated to fewer real-world emissions. Furthermore, over 80% of Centene’s emissions fall into scope 3, purchased goods and services, for which the Company has not described any efforts to reduce its supply chain emissions. Additional progress may require actions such as renewable energy procurement and supply chain engagement, which require careful planning and dedication of resources. Both these actions could, as examples, result in lower energy costs, increased resilience, and strengthened supplier relationships for the Company.

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1 https://www.epa.gov/climateimpacts/climate-change-impacts-air-quality

2 https://www.nejm.org/doi/full/10.1056/NEJMra2210769

3 https://www.cdc.gov/climate-health/php/effects/vectors.html

4 https://www.centene.com/content/dam/centenedotcom/documents/TCFD-Index-2024.pdf

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/1071739/000107173924000037/cnc-20231231.htm

The proponent supports the Company’s desire to maintain “flexibility to choose from among appropriate sustainability initiatives and the timing for the implementation of those initiatives," as expressed in the opposition statement. This proposal does not seek to prescribe specific emissions reduction strategies or impose a particular timeline for setting targets, providing latitude to the Company regarding implementation. Rather, the proposal seeks a report to understand if, and how, Centene will continue to reduce its climate impacts and mitigate associated risks going forward.

3.	The Company lags peers in setting GHG reduction targets.

Industry peers have high ambitions for GHG reduction. CVS Health (Aetna) and UnitedHealth Group have set and committed to set, respectively, both near-term and net zero targets through the Science Based Targets initiative (SBTi). Cigna also committed to set near-term targets through the SBTi this past summer.6 Elevance Health aims to achieve net zero by 2050 and notes, “we engage our top 80% of suppliers by spend on setting their own science-based emissions reduction targets.” Elevance Health is a signatory to RE100, a corporate renewable energy initiative, and has used 100% renewable energy to power its operations since 2021, 4 years ahead of its 2025 target year.7 The proposal recommends that Centene assess setting targets through the SBTi, which would provide the Company a full two years after making the initial commitment to set targets and identify appropriate strategies to achieve them.

Vote “Yes” on Shareholder Proposal #5

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6 https://sciencebasedtargets.org/target-dashboard

7 https://www.elevancehealth.com/content/dam/elevance-health/documents/ELV_2023_Impact_Report.pdf